<u>Tender Fire Kitchen</u>
Pizza with Purpose

Pages 1 - 6 : Expansion Plan
Page 7-19 : Original Business Planning

<u>Who we are</u>

"All trails should leave to pizza. P.s. this is probably the best pizza i've ever had"
"Finally got my hands on some of that Tender Fire Pizza. Holy damn, if you haven't you bettah!"
"Tender Fire strikes again with their farm to table vegan pizza. This week: grilled asparagus, coconut cheese, pesto, pistachio and red onion. I have officially gone to heaven"
"Two nights in a row. That good"
"I've had pizza all over and this is one of the best pizzas i've ever had
"This pizza can't be beat. It's crazy delicious"
"Tender FIre Kitchen, best pizza period"
"Best pizza I've ever had"

Tender Fire was born to bring community together through delicious food that's good for the body, the earth and the farmer. By making this food affordable and fun, we find ourselves in a fantastic position to take advantage of Santa Fe's need for a mid-range, youthful, fun and affordable restaurant. We are ready to take our thriving pop-up / mobile concept that has won the hearts of locals and tourists alike to open a more permanent space that expands upon what we do well; high quality food, fun-loving environment, sweet spot price points, working with local farmers and offering a space for community and connection like no other. We've had 2 slow nights in almost 2 years of operation, grown a following bigger than most established restaurants in Santa Fe even though we are only seasonal and only open 3 nights a week, booked weddings without advertising and built a crew of hard working employees that are part of our vision moving forward.

We are ready to serve more people, create more dishes and grow a community of eaters that is strong enough to support our local ecosystem of farmers in a big way.

We already have guests traveling from ABQ to visit, flying home from New York and making Tender Fire their first stop, and reserving pizza a week in advance when coming in from all over the country.

As one little boy put it, "my favorite pizza spot in LA is Mozza (Michelin Star), but my favorite pizza in the world is Tender Fire". We've been compared to Roberta's in New York, which has also Michelin Star and even been told we are making better pizza than them now. Two thirds of our customers return every single week while some come multiple times a weekend.

Sent on Aug 31, 2021 - "Hi there, we are long time fans of yours! We have some family coming to town in October and are wondering if it would be possible to order a few pizzas from you on the 7th, 8th, 9th or 10th of October, to enjoy there at the El Rey. "

With all the accolades and loyal following, the most important thing to note is that pizza is good business. We have the most margin in the food business and with the option for carryout can multiply our revenue much more quickly than other restaurants.

Our vision is big, but it's backed up by actual numbers, real experience, and actual customers who are all super excited to be a part of our next steps.

Expansion Vision

1 year from now
- Thriving brick & mortar to support expansion.
- Biggest ever season at El Rey
- Purchase of 2nd food truck to expand our wedding opportunities & with our partners at Nuckels

3 years from now
- Brick & Mortar Expansion with the best pizza, bar selection and community vibe in town. Where locals and tourist mix to enjoy the santa fe community and culture.
- Opening of 2nd location in SF or ABQ.
- Pop-up at El Rey, Knuckles & Weddings/events.

5 years from now
- 1 Location in Santa Fe
- 1 Location in ABQ
- Pop-up at El Rey
- Pop-up at Nuckles Brewery
- Opening of farm to table restaurant.

10 years from now
- 1 Location in Santa Fe
- 1 Location in ABQ
- 1 Location in AZ or CO
- 1 Farm to Table Restaurant
- 3 Mobile units for El Rey, Nuckles and Weddings/Events

Our Current Business/Breakdown

a. Growth week over week @ El Rey
   i. Open 3 nights a week to 70% return customers week over week.
   ii. We started with 20 pizzas a night, Now we average 110 pizzas a night + 10 -20 salads/night
       1. This earns us between 2500-3500 in revenue per night including salads, olives, cookies and sparkling shrubs.
   iii. Our biggest day we sold 160 pizzas
   iv. We almost always sell out of pre-orders days ahead of time.
   v. People try to reserve pizza a month a head of time on a regular basis

b. Weddings
   i. We've already contracted 7 weddings without any advertising. Each wedding boasts a revenue of $5-8000 while providing generous tips to our team to keep them happy.
   ii. These are great for team morale, for the bank account and for creating demand on our other nights since we are occasionally taking the night off normal service for events.

c. Growing a Team
   i. During covid we struggled to build a team due to unemployment benefits, however now that people are back to work, we have built a strong and talented team that are at the core of our success. Keeping employees happy and maintaining a fun team dynamic is crucial for future success.

      d. Our following
           i. We currently have 1000 email subscribers and 2270 followers on instagram. Compared to the other popular restaurants :
                1. Paper Dosa (2537) , Sassella (1213) , The Compound (2314), izanami (2265)
           ii. We plan to continue to grow this avenue of marketing as it both maintains our local following and helps us gain more out of town support.

Our Current Missed Opportunities / Struggles

Problem: Limited oven size. This means less pizzas per minute/hour/night.
Solution: With a bigger oven at the brick & mortar shop, we can make 8 pizzas at a time as opposed to 2.

Problem: 100% outdoor service means less business in bad weather and closing in the winter.
Solution: With a B&M we will still be able run service even with severe weather and cold winter months, meaning we can keep our best hires on staff and generate revenue throughout the year.

Problem: Limited Storage & Cooking space
Solution: A bigger permanent space allows us the ability to order in bulk and cook in bulk and service multiple locations from the same spot.

Problem : Current Commissary has limited hours
Solution: In our own space we'd have 24 hour access making us more efficient with our timing and allowing us to expand our menu to create more higher quality products to sell.

Problem: When we contract weddings on a normal service night we have to take service off.
Solution: With a bigger homebase and an addition truck we can run multiple venues all at once.

Expansion Plan & Models

Brick & Mortar Homebase: Our business has reached its outer limits of our operation with a commissary kitchen where we pay per hour. We are ready to service more people by creating a hub for all our operations and a brick and mortar to improve/expand our products and to be open more days and hours.

Continue El Rey Outpost : Our relationship with El Rey (the hippest hotel in Santa Fe) is strong. We are sold out almost every night there and are picking up wedding contracts, concerts and other special events through their events team. We aim to continue our service at El Rey as it is a huge revenue source and also a giant marketing outlet.

Expand Wedding & Events Food Truck: With the purchase of a larger food truck, we will be able to have more capabilities for catering larger weddings and festivals while still operating out of our Brick & Mortar and our El Rey outpost.

Nuckles: In addition to the huge events calendar that takes over New Mexico in the summer/fall we have a beautiful relationship with the soon to open Nuckles brewery in the railyard district across from the farmers market, violet crown, railroad station, Rei and more businesses. We aim to set up this new food truck it's permanent location there when we aren't doing festivals/big weddings.

Develop more products: We are excited to create more products that we can sell afar, like our friends in LA who are flash freezing their pizzas and shipping all over the country. Especially in pandemic times, it's always good to diversify and give people access to our experience who can't be there in person.

Learning from others:

While Tender Fire is unique to Santa Fe/New Mexico, we have ample companies to model our expansion after.

1.
    a.   Del Popolo in San Francisco:
- 1. Transformed from a successful food truck operation to a brick & mortar location
- 2. *What we've learned: The model of foodtruck to brick & mortar works! And I love their design from remodeled box truck oven to brick and mortar.*
- 3.

    b.   Pizzana in LA
- 1. Sourdough pizza restaurant has expanded to multiple locations in LA and has been featured on multiple food channels.
- 2. *What we've learned: Quality is king. They don't cut corners and marry the best of tradition with the best of creativity. Smart business moves and great partnerships.*
- 3.

    c.   Roberta's in Brooklyn
- 1. Michelin starred restaurant that we've been compared to and perhaps surpassed has expanded to mobile and to LA.
- 2. *What we've learned: community support is huge, starting small and scaling up slowly works! Nation/worldwide community builds hype.*
- 3.

    d.   Pizzeria Bianco in Phoenix
- 1. One of the most famous pizza chefs in the country has 4 locations and a catering operation in Phoenix with their own brand of tomato sauce being sold around the world.
- 2. *What we've learned: Solid product and steady hand leads to expansion. Being the best (quality) is a recipe for success.*

    e.   Bufalina in Austin

       Thriving restaurant in Austin that has a great wine list.
- 1. *What we've learned:* Beautiful aesthetic and an incredible wine list are a
       Must. Being the best place to get natural wine in Santa Fe.

    f.   Pizzaiolo in Oakland
- 1. One of the main inspirations for our menu and operation, Pizzaiolo is one of the best restaurants in the bay area and has a beautiful outdoor patio.
- 2. *What we've learned: Their morning cafe is something we want to replicate for community building and additional morning revenue in a casual way, modeled off the authentic gathering of friends before dinner service in italy.*

Benefits of Expansion

Sustained best employees by offering work through the winter.
       We gave a great crew of 8 workers that I want to keep on board for expansion. If we don't have work over the winter then we may lose them for the next season.

More pizzas/minute with a bigger oven.
       Currently we can max out at 30 pizzas an hour … revenue ~ $540/h during rush
       With a bigger oven we can cook over 100 pizzas an hour ~ $1800/h during rush

More capacity for weddings/events and service with stand mixer and space..

If we can book a wedding a weekend we increase revenue by $25,000/month
Each wedding exposes us to new customers and supports our team financially.

More menu items including but not limited to:
Sourdough Bread
Sustainable Seafood Dishes
Desserts
Coffee

Breakfast / lunch hours
Modeled after the Italian restaurants that are gathering places for communities in the morning, serving limited menu items. US examples include Pizzaiolo & Commonwealth in Oakland that operate cafe hours which takes advantage of the power, staffing and time already being used for lunch and dinner prep.

Beer, wine, liquor license: Increase revenue by 30-50%
Cocktails inspired by owners travels
Natural Wine (blowing up and nowhere in SF)
Hand picked & sourced wine from Italy by owners travel connects
Local beers and artisan beers for pairing menu
Sake selection to pair with pizza

Drive Through / To go
Currently we don't do much takeaway. This would be an additional revenue source, especially during winter months and holidays.

Miscellaneous that will make us unique
1. Murals to set us apart and support local artists
2. Collaborations with other businesses
3. Capacity for multiple events
4. Electric Bicycle station
5. EV Charging Station
6. Grains/Sourcing focus to improve flavor and local sourcing
7. Price point: no one will offer the quality at our price point in santa fe
8. House milled grains will be above and beyond.

In the Numbers

Cash Flow explained: Based on in depth projects of the next 3 years. Each service day has been broken down to as accurately as possible predict how much of what product is being purchased, costs of goods, operating costs and staffing needs. Scenarios take in the following factors; day of week, week of the year, special events, winter/summer months, opening numbers, beer and wine/liquor license, potential slow days. We've also factored in a 10% loss of profit due to food waste and other waste.

Everything from cost of wood per month (based on events) to building insurance, fuel costs and legal fees has been factored in. Our revenue does not reflect tipping or sales tax as those both go out the door as soon as they come in. We fluctuate between a 20-50% reinvestment of profits back into the business depending on cash flow.

2021 Projections
Revenue: $235,302
Profit: $89,225

2022 Projections

      Use of Funding: $120,000 > To Renovation, Equipment, Cash on hand
      Revenue: $800,888
      Profit: $57,000

      Other major spends: $50,000 (partly financed), 2nd food truck

2023 Projections

      Revenue: $1,230,652
      Profit: $120,167

2 YEAR / 3 PHASE OPENING / OPERATING PLAN

PHASE 1 - February-June 2022

Build out basic kitchen, operate El Rey, Weddings, Other Events
      Landlord Improvements - $7,000
- Window repair/replacement
- Scrape/repaint exterior, Scrape/repaint interior
- Remove Existing equipment
- Plumbing & Electrical

      Tenant Improvements ~ $25,000
- Kitchen Equipment & Installation
- Kitchen Supplies
- Tables/Chairs
- Plants & Landscaping
- Lighting
- Mural

      Monthly Revenue - $30,000
      Monthly Profit - $4000
      Phase Closing balance - $54,952

PHASE 2 - June 22- Dec 22

Build out kitchen, wood fired oven, start service, add wine, beer license to increase revenue by 30+ %

      Landlord Improvements - $7000
- EV Charging/Electrical, HVAC

      Tenant Improvements ~ $40,000
- Brick Oven
- Bar & Tables
- Landscaping/Outdoor Improvements
- Additional Murals and design improvements

      Monthly Revenue - $65,000
      Monthly Profit - $12,000
      Phase closing balance - $66,083

PHASE 3 - Jan 23 - Dec 23

Landlord Improvements - $7,000

- Exterior Improvements
- Add walk-in cooler space
- Additional Electrical and Plumbing

Tenant Improvements - $50,000

- Opening up the office space
- Improved outdoor eating space
- Wine, beer, liquor license and bar
-

Monthly Revenue - $80-100,000
Monthly Profit - $18-25,000
Phase Closing Balance - $137,930

Tender Fire Business Plan
Pizza with Purpose
Sourdough w/ Vegan - Gluten Free Delights

Table of Contents

1. **<u>From the Founder</u>**

   Tender Fire was born out of my love of gathering people around the table and seeing the joy it brings-to be nourished by nostalgic food made in a healthy way. After experiencing cuisine around the world for the last decade, running food events in the Bay Area, creating experiences as a private chef and working on a local farm in Santa Fe, I realized it's time for food to take center stage.

   Food is the intersection of health, community, conversation, the climate, family, spirituality, desire and survival. Because we engage in this intersection multiple times a day, every day, it is one of the most powerful ways we define ourselves as human beings. What we eat becomes who we are, and who we are becomes the world. We can no longer put things in our bodies without acknowledging how the choices we make affect us and the planet. It's too late to let others make the choices and have the conversations that we know need to be made. Through one of the most popular foods in the world and without compromising the wonderful world of flavor, Tender Fire will serve as a catalyst for the choices, conversations and experiences around food that need to be happening. Tender Fire creates a culture of magnificently inquisitive choices and a community that is grown by eating in a way that supports health on every level of the food chain.

   At a time when the world needs more than just passion projects, the idea of operating an ordinary pizza company that does things a little better, was not interesting or impactful enough. After 10 years of operating my own travel company, starting when I was 25, not knowing which questions to ask, I now want to make sure I ask the right ones with Tender Fire to make it the most viable business opportunity:

   Can we make something that supports the individual?
   Can we also make something that supports the local community?
   Can that something also support the greater biosphere and climate?
   Are my personal gifts being allowed to thrive in this business?
   Can we make something sustainable for years to come for both owners and workers?
   Can we make enough profit and have a big enough vision to attract, excite and support investors?

   The creation of Tender Fire is the Yes to all of these questions.

2. **<u>The Bigger Vision</u>**

   The Why : To regenerate the biosphere by changing the way we eat the most popular foods on the planet.

   The How : Create healthy and delicious alternatives to the most popular foods in the world, eaten in a communal way asks us to be accountable as the producer and as the consumer, to the people, places and environment that how we eat affects.

   The What : A pop-up restaurant experience serving wood-fired, sourdough, locally sourced, gluten-free and vegan pizzas at pop-up events around Santa Fe and beyond.

   Our Mission:
   Support The Biosphere by: Changing the way people eat and supporting local farmers
   Support Local Farmers by: Buying local and creating connections to community

Support the Community by: An eating experience that brings people together..
Support the Health of the Individual: Offering the healthiest options possible for a typically unhealthy food.

Our Goals:
Create the best vegan pizza in the country.
Create the best gluten free crust in the country.
Create the best food truck in New Mexico.
Create the most successful pizza restaurant in New Mexico

Why is this so important?
In a world where technology companies are priding themselves on changing the world by automating processes to maximize efficiency they are taking humans out of the equation. We are losing the most amazing aspect of food, how it nourishes us and brings us together to experience our connection to others. Zume Pizza out of Silicon Valley is making fully robot made and automated pizzas, so that we can have as little interaction with humans in the process of making the one thing that makes us most alive, eating. This should not be the direction of the food industry as it puts independent restaurants out of business. ..people who have passed down recipes for generations… people that have an actual craft. The world needs more craft, not less humanness. So as we begin this journey of craft that brings people together, we make a statement about how valuable craft and connection is and we bring that into everyone's lives that we come in touch with.

3. **Core Problems & Solutions**

   The Customer Problem: Exclusivity and Separateness
   People are craving a high quality food that touches on flavor as much as an experience that makes them feel inspired and connected. People want food to be at the center of their community, not distant from it. People want inclusion and togetherness, not exclusivity and separateness. Most high quality restaurants hone in on exclusivity and separateness (think separate tables, high prices, sterile atmosphere) leaving very few places in the world where high quality means high connectedness.

   The Customer Solution: High Quality & accessibility = High connectedness
   Pizzas are the least exclusive menu items, especially when they are made to order and intended to be shared. Our quality comes not only from high quality cooking, but from solving the larger problems of sustainability, sourcing and climate addressed below. . By focusing on vegan pizzas, we are able to create the highest quality vegan experience available. By focusing on gluten free dough are able to create the highest quality gluten free pizza experience. By focusing on sustainable, regenerative and local farming, our ingredients become outrageously high quality. So, by addressing the needs of smaller (growing) markets (vegan, gluten free) as well as larger ones, our eating experience becomes high quality for a larger market than a typical pizza establishment. making gourmet eating accessible, inclusive and connected. In addition to the taste and flavors competing for best in the country, the actual experience itself will address the problem of togetherness by hosting a space where people share pizza at a communal table, with the cooks being accessible while interacting with customers and providing an extraordinary customer experience and more.

   The Larger Problem
   The current norm sourcing of food is is destroying the soil, the air, the forests, the animals. Not only is it unacceptable, it is unstainable. The way that we eat is the voice that needs to hold the way that we farm and cultivate accountable. Pizza is an industry where no one is held accountable for sourcing practices. Without alternatives and options for how we eat, we will keep feeding into the norm and there are not enough alternatives for us to choose from.

The Solution

We will create multiple alternatives for people to eat the most popular food in the world in a way in which they are supporting the health of the planet. Our pizzas will be sourced from farms with sustainable and regenerative practices. We will create a vegan pizza that will be hard for even meat eaters to resist. We will create vegan products that support the ecosystem without sacrificing flavor, a necessary combination to shift a lifetime of eating habits.

4. **The Model**

Create an Experience:

Create an experience that brings community together around the shared values of eating. Create a story in which dietary needs and choices that celebrates the individual and the community. A sustainable business model in itself, the experience becomes the backbone in which our products find their authority, and the impact of our efforts can be seen and shared.

Create Products:

Create scalable products that tell this same story and come out of this community that can reach beyond the walls of our in person experience and touch the lives of people around the world. We will create products that impact the global food chain and contribute to the individual health all at once.

Generate Impact

The ultimate goal of Tender Fire is to create a healthy food chains from the from the soil to the mouth and everything in between. In addition to creating vegan products that shift demand away from animal based consumption and farming, we are focusing on working with farmers that are regenerating the land and plan to open our own farm to lead the way in regenerative farming. Pizza, being such a staple food and being recession proof, is ripe with potential to make a huge impact.

5. **Customer Profiles**

Georgie - Gluten Free
Primary Draw - Heard there is a gluten free option and can't wait to try it. [present tense]
Reason to come back - It was as good as [past tense]the regular pizzas which makes her [third person?] feel seen and cared for, not just an afterthought. Plus she hasn't had [past tense/third person talking?] pizza since before she found out she can't eat gluten.
Marketing Target: Gluten Free Sourdough Pizza

Teju - Vegan
Primary Draw - Loves our vegan pizza
Reason to come back - The vegan pizza is as good as the other ones and that makes him feel like he's being seen and not just an after thought. Plus he hasn't had good pizza since before he became vegan!
Marketing Target: VEGAN ALTERNATIVE

Angie - Mother
Primary Draw - She can get pizza for her whole family and not feel like she is feeding them unhealthy food.
Reason to come back - Her kids love the pizza and it's so fast that it's easy to stop by with them.
Marketing Target: Something for everyone.

Daniel - Foodie

Primary Draw - The art and craft of the sourdough pizza and the passion of the chefs
Reason to come back - Because we appreciate Daniels love for good food, he feels seen and like we're cooking just for him.
Marketing Target: Foodies

Gina - Hungry at the market
Primary Draw - She's been looking for something to eat all morning and nothing looks good, so she's getting hungrier and hungrier. She smells our pizza and sees the people enjoying it and has to try it.
Reason to come back: It hit the spot. It was healthy and filling. and
Marketing Target: Fast and Filling

Stephanie - Young Transplant
Primary Draw - She loves being part of the community, meeting people and having fun.
Reason to come back - The more she shows up the more she feels like she's part of the community and on top of that she loves our food.
Marketing Target: Community & fun

Josie - Affluent Tourist
Primary Draw - She's going to all the markets and wants to treat her friends to a fun meal.
Reason to come back - Next time she's in town she'll hire us to do an event for her group of friends because they had so much fun.
Marketing Target: Fun

Rick - Vegan Tourist
Primary Draw - Rick has heard about our vegan pop-up and is going to go out of his way because so far all the Santa Fe favorites do not cater to vegans.
Reason to come back: He hasn't ever had a vegan pizza this good in his life so he comes to another event
Marketing Target: Vegan

Jamie - Doesn't do well with Gluten but loves it anyway
Primary Reason - We have sourdough and she can eat sourdough!
Reason to come back: She had our sourdough and felt great the next day.
Marketing Target: Healthy Pizza or Sourdough

John - Doesn't want to support the dairy industry but loves cheese
Primary Reason - Our cheese melts on his homemade pizzas
Reason to come back: He doesn't feel like he has to sacrifice flavor to stop supporting the dairy industry
Marketing Target: Dairy-Free, Vegan,

Amy - Vegan who doesn't have time to make her own cheese
Primary Reason - No time, Vegan
Reason to come back: She can impress her non-vegan friends with our cheese
Marketing Target: Dairy-Free, Vegan,

Shawn - The only options for Shawn make her sick
Primary Reason - She can't eat dairy OR the heavy nut cheeses
Reason to come back: When he eats our cheese she still feels a light and energized
Marketing Target: Dairy-Free, Vegan,

Don - Paleo Diet

Primary Reason - Our cheese melts on his homemade pizzas
Reason to come back: He doesn't feel like he has to sacrifice flavor to stop supporting the dairy industry
Marketing Target: Dairy-Free, Vegan,

Justin - Celiac
Primary Reason - No time, Vegan
Reason to come back: She can impress her non-vegan friends with our cheese
Marketing Target: Dairy-Free, Vegan,

6. **Market Opportunity - Pizza & Santa Fe**

General
Pizza is the world's favorite food. The U.S. pizza industry is worth nearly $46 billion in revenue. The top pizza chains dominate the industry with nearly a 60% of the market totaling $26 billion. The North America pizza market is expected to grow 10.2% in the next five years, PMQ Pizza Magazine reports.

Santa Fe
Affluent Santa Fe is looking for a vibrant, community oriented and healthy eating experience at local markets, events and pop-ups.

Only 2 Pizza trucks in ABQ & Santa Fe that don't show up consistently and do not offer gluten free or vegan options. 1 of the trucks just heats up pizza by the sliceo on demand.

The options for both vegan and gluten free pizzas in Santa Fe are small and are side thoughts for all of the pizzarias.

7. **Market Opportunity** - Vegan Alternatives

[Forbes] Sales of plant-based food in the US went up by 8.1% during the past year, topping $3.1 billion, according to research carried out by Nielsen for the Plant Based Foods Association (PBFA) and the Good Food Institute.

Plant-based dairy alternatives are expected to represent 40% of the combined total of dairy and dairy alternative beverages within three years, up from just 25% in 2016, according to research firm Packaged Facts. The company predicts new types of dairy-free milks to find wider audiences in 2018, including barley, hemp, pea, flax and quinoa.

Vegan cheese has taken off in a big way, with the global market estimated to be worth just under $4 billion by 2024, growing at a compound annual growth rate of 7.6% from 2016 to 2024, according to a report by research firm Bharat Book.

The humble pea is revolutionizing the plant-based sector as global revenues of pea protein are estimated to be worth $104 million by 2026, according to Future Market Insights.

While plant-based milk sales grew 3.1%, cow's milk sales declined 5% and are projected to drop another 11% through 2020, according to Mintel. Market Watch reports that Dean Foods, the largest supplier of dairy milk in the US, recently posted a third-quarter net income of just $1.4 million, down from $14.5 million in the same period a year ago. This downward trend is not confined only to the US: Australia's largest supplier of dairy products, Murray Goulburn, announced [a 22% drop in milk sales](#) in the past financial year. Meanwhile Elmhurst, one of the longest-running dairies on the US east coast, decided in 2017, after 92 years, to [cut its losses](#) and switch to producing solely plant-based milks.

Finally, the global meat substitutes market is expected to [garner a revenue of $5.2 billion by 2020](#), registering a compound annual growth rate of 8.4% during the forecast period 2015-2020, according to Allied Market Research.

Almond milk sales, meanwhile, have surged almost 6 percent to $1.35 billion, while oat milk surged 662 percent to $59.8 million last year, [Nielsen data show.](#)

And if there is a truism in the world of startups it's that where consumer demand goes, Venture Capital follows. Since 2014 there has been a 1245% increase in financings for Nutrition, Biotech and Agtech (New Hope Network). In 2017, Agtech specifically saw more than [$1.5 billion deployed](#) and more than 300 distinct investors in over 160 deals. This is in drastic contrast to the 31 deals and less than $200 million invested only a decade ago in 2007.
Today In: [Women@Forbes](#)

Pace of investment has accelerated NEW HOPE NETWORK
Recent rounds of note include a [$75 million Series A](#) closed by Impossible Foods in 2017, bringing their total debt and equity funding to over $273.5 million as they help consumers replace animal products with no-slaughter alternatives. Ripple Foods closed a $[65 million Series C](#) to continue extraction of its proprietary pea protein that is shaking up the dairy industry. Investors also made it rain on Plenty, investing [$200 million into their Series B](#) to support the global rollout of vertical indoor farms that can produce crop yields 530 times greater than that of a traditional field.

This rise in competition and investment in Agtech is also evident in its effect on the conventional food market. The years 2009 -2014 saw a $19.1 billion loss of expected revenue among conventional food brands, as reported by [Nutrition Business Journal](#). And in the past 4 years, 74% of growth in U.S. food and beverage has been driven by the smallest 20,000+ companies ([Nielsen, Breakthrough Innovation Report, June 2016](#)).

International meal delivery service Just Eat named veganism as a top consumer trend in 2018 as people become more aware of healthy and ethical lifestyle choices.

Just Eat, which has delivery hubs in 15 countries, reported that 33 percent of its partner restaurants now offer vegan options, with many launching dedicated vegan menus, to keep up with increasing demand.

Just Eat Marketing Director, Edel Kinane said:

"The results from this year are a good insight into the future consumer trends and while convenience will continue to be key for consumers next year and beyond, we know that they are increasingly looking for more diverse, healthy, gluten free and plant based Vegan options".

Following recent research, Just Eat has stated that they expect veganism to be the "biggest food trend of the coming year".

The survey results also showed demand for healthy choices generally grew by 94 percent in 2017 versus 2016, and gluten free options increased by 72 percent.

8. **VEGAN CHEESE**

The Global Cheese market:
Global Cheese Market is expected to reach $164. billion by 2023, from $136.2 Billion in 2016, (allied)

The Vegan Cheese market:
The global vegan cheese market size was valued at of US$ 2.1 Billion in 2019. It is projected to rise at a CAGR of 8.6% between 2019 and 2028. (FMI)

According to Arizton's recent research report, Plant-based Cheese Market - Global Outlook and Forecast 2019-2024 is expected to grow at a CAGR of approximately 16% during the forecast period.

1. In 2018, Plant-based cheese or vegan cheese accounted for approximately 6% of the global non-dairy milk market.
2. The Plant-based cheese brands are emphasizing on clean labeling such as organic, gluten-free, soy-free, non-GMO, and others.
3. The increasing availability of various types of vegan cheese along with the constant innovations in terms of flavors, packaging, and texture is driving the demand of the plant-based cheese.
4. Plant-based mozzarella cheese dominated the market with more than one-third of the market share in 2018. Plant-based cheddar is expected to grow at the fastest rate, with a CAGR of more than 17% during the forecast period.
5. Europe dominated the plant-based cheese market in 2018. The highest percentage of consumers opting for the consumption of only plant-based alternatives is found in Denmark and the UK.
6. Plant-based cheeses are highly processed and has a long list of ingredients, which is contributing to some skepticism amongst the consumers regarding the health benefits of this product.
Daily Harvest, a New York-based subscription service specializing in frozen, plant-based, one-step-prep foods, secured $43 million investment from Lightspeed Venture Partners and VMG Partners

MIYOKOS
Just over two years after Schinner founded Miyoko's Kitchen, a producer of plant-based cheese, the Fairfax company has received $6 million in funding (now $12 million). The investment will help pay for a much larger Petaluma facility and more efficient equipment that will help it keep up with demand. Its products, like cashew-based Cultured VeganButter and Fresh VeganMozz, are sold across the country in at least 2,000 stores, including Trader Joe's, Raley's and Whole Foods.
After starting out making 800 rounds of cheese per week, the company now produces 100,000 a month. Schinner expects to hit $10 million in sales this year, and 10 times that in five years.

9. **The Global Gluten Free Market**

[Statista] The global market for gluten-free food is expected to expand considerably between 2019 and 2025, from 3.73 billion U.S. dollars to 6.43 billion U.S. dollars. Gluten is a type of protein found in wheat, rye and barley which has been the center of controversy over the last several years. Although gluten is typically associated with bread and baked goods, it can be found in many different types of foods and beverages.

[Grand View Research] The global gluten-free products market size is projected to reach USD 32.39 billion by 2025 expanding at a CAGR of 9.1%, according to a new report by Grand View Research, Inc. Rising cases of lifestyle-related diseases has favored the market growth. Increasing instances of chronic and non-communicable diseases leading to disability or death have also bolstered the demand for gluten-free products. Furthermore, major focus of manufacturers on various parameters including production of foods with less saturated fat coupled with efficient labelling solutions has driven the demand for gluten-free products.

Another important factor favoring market growth is the increasing incidences of Irresistible Bowel Syndrome (IBS) and celiac diseases. U.S. is one of the major consumers of gluten-free products because, on an average, one of every 133 people suffer from celiac disease, and 1 in 56 experience similar symptoms. In addition, majority of the patients are misdiagnosed for the disease, which is causing the development of such disorders faster. This is likely to drive the demand for the gluten-free products in the country. However, the market growth is restrained by various factors, such as the lack of awareness about the celiac disease.

North America was the dominant consumer market in 2018 and held a share of 53.0% of the overall market. The region is home to major food brands and companies with extensive distribution networks that provide a wide array of commodities. Moreover, rising awareness about the health benefits of gluten-free eatables is likely to boost the market growth. Favorable regulatory framework and initiatives to promote a gluten-free diet by the U.S. Food and Drug Administration (FDA) and subsidy allocations are anticipated to boost the market in North America over the forecast period.

https://www.purewow.com/food/best-gluten-free-pizza-crust
https://www.verywellfit.com/get-creative-with-gluten-free-pizza-crusts-562802

10. **The Frozen Pizza Market**

[Allied Market Research] **The Global Frozen Pizza Market** was valued at $11,113 million in 2016, and is projected to reach $17,296 million by 2023, registering a CAGR of 6.4% from 2017 to 2023. The fast-paced lifestyle of individuals has enforced them to seek convenient solutions. Growth in demand for convenience food has led the foundation for the frozen pizza market. However, consumers want frozen pizzas that are healthier and have real and authentic food attributes. Frozen pizzas are today perceived as premium food products. The different types include regular thin crust, extra thin crust, deep-dish, and others, such as classic/thick crust, stuffed crust, and rise crust. Health consciousness among the consumers has led to the growth in popularity of gluten free frozen pizza supplementing the market growth.

The global frozen pizza market is segmented based on crust type, toppings, distribution channel, and region. Based on crust type, the market is divided as regular thin crust, extra thin crust, deep-dish, and others. By topping, it is classified as meat topping and vegetable topping. By distribution channel, it can be classified into food chain services and retail. Based on region, the market is analyzed across North America, Europe, Asia-Pacific, and LAMEA.

The key players operating in the global frozen pizza market are Nestl S.A., Hansen Foods, LLC (Private Label), Schwan Food Co., Dr. Oetker, General Mills, Inc., Freiberger Lebensmittel GmbH & Co. KG., Conagra Brands Inc., Daiya Foods Inc., Amy's Kitchen, Inc., and Palermo Villa, Inc. Amy's Kitchen Inc., Bernatello's Foods, Caulipower LLC, August Oetker KG, General Mills Inc., Nestl SA, Newman's Own Inc., One Planet Pizza, Orkla ASA



GLOBAL FROZEN PIZZA MARKET

BY DISTRIBUTION CHANNEL

2016   2023

Food Chain Services   Retail

RETAIL segment accounted for the largest market share and is anticipated to grow at the highest **CAGR of 6.5%** from 2017 to 2023.

11. **The Scalable Product Strategy**

The beautiful thing about our scalable products is that they come out of the necessity to make our core product the best it can be. We have to perfect our vegan cheese regardless. We have to perfect our gluten free flour mixes and doughs already, so the next logical step would be to tap into the growing market shown above, to share our product with the world.

Although these products are not factored into our 3 year cashflow report, as we wanted to create a sustainable business without scale, these gems will be the key to our growth, impact and future valuation.

We will start by testing out our products on the local scale and then grow into bigger markets.

     a. Gluten Free Dough & Mixes
     b. Vegan Cheeses & butters
     c. Frozen Pizzas

Sales:
     - At our events
     - Regional Grocery Markets
     - Wholesale to restaurants (pizza, health, vegan)
     - National Grocery Chains

12. **The Core Product - Pizza**

The beautiful thing about pizza is how simple, understandable and accessible it is to all ages, all genders, all socio-economic classes, all times a day.

With our pizza, the joy goes beyond the flavor because every time you choose our pizza you're making a statement about how you care for the world, while at the same time, when it comes down to eating the actual product, you're no longer being political, or ambitious, you're simply experiencing the act of eating and nourishing yourself deeply.

With a mobile pizza trailer, our start up costs, overhead and risk are minimal. We can go to the people rather than depending on people coming to us.

Our dough proofs for 48-72 hours, making it more flavorful and easier to digest and then cooks between 60-90seconds in our woodfired oven at 700-1000 degrees.

Sourcing

The quality of our food starts at how we source our ingredients. Every bite of pizza starts with a farm visit. We are working with local farmers to have them grow what we need for 2020, supporting small farms, while reducing our costs by creating sustainable relationships.

- a. Meat from farms that we trust
- b. Local, Heirloom Grains for Flour
- c. Produce grown from our local farms for us
- d. In house Organic Cheeses and Sauces

Product / Restaurant Inspiration

Vegan Pizzeria - Purezza in London
Unapologetic Sourdough : Anthony Mangieri
Craft / artisan : Tokyo, Susumu Kakinuma, Seirikan
High Quality expansion : Savoy Tokyo
Farm to Table California : Pizzaiolo oakland
Michelin Italian Friends : Erba Brusca
Farming : Blue Stone Farms, The Mill, Brazilian Chef
Mobile Trailer & Catering :
Innovative : Beast Copenhagen
Community : Snaps Iceland
Menu & More : Ramen Shop Oakland
Lifestyle : restaurant in canada that did research trip to Oaxaca

13. **Food Costs & Mark-ups**

We like pizza for a lot of reasons, but one of the best things about pizza is the markup.

A 12" pizza costs anywhere between $1.50 and $3.00 and will sell for an average of $15-20, which is an average mark up of around 650%, making it one of the highest mark-ups in the industry.
By making our own cheeses, sauces and working with local farmers we hope to reduce our costs to around $2.50 a pizza even with the highest quality ingredients.

Our salads will be around a 500% mark-up and our drinks will be between 300% (kombucha, tea, soda)-3000% (wine)

AVG Food Cost of 10-12" Pizza:
Dough Ball: 50 cents
Sauce: 50 cents
Cheese: 80cents
Toppings: $1.00
Total: $2.80

14. **The Operation**

    a.   Schedule
        i.   Open Thursday - Sunday, Operating an average of 3 events a week focusing on summer and fall events with January off for research
        ii.   Wednesday is prep, baking, shopping, menu day
        iii.   One weekly market event + two pop-up style/private events + 1 occasional festival

    b.   Menu
        i.   Simplicity - 3 main options always + 1-2 seasonals
        ii.   3 salads of the day
        iii.   Select beverages
        iv.   Raw Vegan & Gluten Free Desserts

    c.   Our Events
        (see below for list of local events)
        i.   Farmers Markets
        ii.   Private Pizza Party
        iii.   Pizza & Movies
               1.   Spaghetti Westerns
               2.   Santa Fe Originals
        iv.   Pop-up Events
               1.   Santa Fe Museums
               2.   Yoga & wellness studios
               3.   Vineyards
               4.   End of rafting runs
        v.   Signature Events (Sagras)
        vi.   Weddings
        vii.   Workshops
               1.   Sourdough 101
               2.   Art of Home Pizza
        viii.   Farm Days

15. **Company Ethos & Roles**

    a.   Team
        i.   Ben Crosky will be the primary owner and operator and will bring on equity owners for different aspects of the business (marketing, beverages, purchasing, managing, head chef, franchising, regenerative explorations, etc.)

      ii.   General Manager: Operation Manager will coordinate purchasing, scheduling employees, working with vendors, working with bookkeeper, inventory, payments, customer service.

      iii.   Marketing Manager
In charge of social media, keeping website current, marketing, event outreach, swag & goods, promotions, branding, partnerships, on-site experience.

      iv.   Onsite Roles
Cashier - Orders, drinks, upkeep of public appearance
Dough - Tending the dough, stretching the dough,
Salads & Toppings - preparing salads & topping pizzas
Pizzaiolo - In charge firing the pizzas and plating them

      v.   Head Chef (beyond)
In charge of menus, sourcing from farms, sourcing period, recipes, training employees, quality of products.

b.   What I learned from my last couple of companies
      i.   Pay workers well to keep them invested in company growth
      ii.   Partnership equity can only come with investment of money and time
      iii.   Future of scaling and exit plan is important
      iv.   Having advisors and mentors on our side is very important
      v.   Having enough runway to make it through slow months is key

c.   Prices & Quality
      i.   We price so that we can pay our staff and our vendors sustainable wages without making our product exclusive in any way.

d.   Giving & Community
      i.   1% to the planet
      ii.   Hiring Refugees and immigrants
      iii.   Supporting local farms and projects
      iv.   Building, supporting, nourishing, helping.

Event Addendum:

Weekly
Saturday Farmers Market
Sunday Market
Saturday ABQ
Railyard ABQ
Taos Farmers Market
El Rey Market
Music on the Hill
Second Saturday - Arts Crawl Gallup

Santa Fe
February - Santa Fe Restaurant Week
March 3rd-10th - ABQ restaurant Week
March 10th-17th - Taos Restaurant Week

April 20th - Earth Fest
June 15 - Herb & lavender Festival
June 19-22 - Rodeo
July 4th
July 10th, 11th, 12th 2020 - Folk Art Festival
July - Wine Festival
July - Food and Beer Festival
July 25th & 26th, 2020 - Spanish Market
August 15th - 16th, 2020 - Indian Market
August 29th - September 6th - Fiesta De Santa Fe
September 2020, date pending. - Theatre Walk Santa Fe
Sept 21, 22, & Sept 28 & 29, - High Road Studio Tour
Sept 23 - 27, 2020 - Wine and Chili Festival
Friday September 4th, 2020 - Zozobra
Oct 3 & 4, 2020: Artist Market
October 3rd & 4th, and 10th & 11th, 2020 - Santa Fe Studio Tour
Oct 3rd & 4th, 2020 - Harvest Festival
October 12th, 2020 a full day of events - Indigenous Peoples day
October 14th - 18th, 2020 - Independent film festival
The day after Thanksgiving every year 3-8pm. - Thanksgiving & Christmas
December - aha winter market
December - IAIA Holiday Market -
December - Botanical Garden festival of lights
December El Mercado de Museo
Rail Yards Holiday Market

Beyond
January 30th - Taos Winter Wine
3rd - 11th October, 2020 - Balloon Festival
Silver City Clay Festival
Cowboy Days
Golden Aspen Motorcycle Rally
New Mexico State Fair
Roswell UFO Festival
T or C Fiesta day
Festival of the Cranes
Great American Duck Race
Lincoln cowboy symposium
Run to Raton
Elephant butte balloon regatta
Taos Yoga Festival
Festival of Cultures
Ancient Way Festivals

Pop-up Locations
Annie's Farm
Rancho Gallina
Ayam
Santa Fe Opera
Meow Wolf

Site Santa Fe
Honeymoon Brewery
Body Studio
Botanical Garden
Botanical ABQ
Kimmy s shop